One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-881-7777

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com

February 3, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Erin E. Martin

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	Resource Real Estate Innovation Office REIT, Inc. CIK No. 0001614502

Dear Ms. Martin:

This letter sets forth the response of our client, Real Estate Innovation Office REIT, Inc. (the “Company”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 3, 2014 regarding the Issuer’s Registration Statement on Form S-11 (the “Confidential Submission”), which was confidentially submitted on August 6, 2014.

In connection with the submission of this correspondence, the Company publicly filed a Registration Statement on Form S-11 (the “Registration Statement”) with the Commission via EDGAR. Enclosed herewith please find a blacklined version of the Registration Statement which is marked to show changes to the Confidential Submission. For convenience of reference, this response letter includes the same caption and paragraph number, as well as the text of the comment, set forth in your September 3, 2014 comment letter followed by the Company’s response. References to page numbers in the Issuer’s responses are references to page numbers of the Registration Statement.

General

1. Comment: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Company does not intend to include any graphics, maps, photographs or other artwork other than those that are already included in the prospectus that forms a part of the Registration Statement (the “Prospectus”). In the event that the Company later determines to include any such items in the Prospectus, it shall submit copies of any and all such

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Erin E. Martin

February 3, 2015

items to the Commission for review prior to the inclusion of any such items in the Prospectus. The Company further confirms that such graphics and pictorial representations will not be included in any preliminary prospectus distributed to prospective investors prior to the Commission’s review.

2. Comment: Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should be consistent with the representations in the prospectus. Please refer to Item 19B of Industry Guide 5.

Response: The Company undertakes to provide the Commission with all promotional material and other sales literature, including materials that will only be used by broker-dealers, prior to use, as required by Item 19.B of Industry Guide 5.

3. Comment: Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Please clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Response: The Company is separately furnishing the requested information in paper form, accompanied by a cover letter that: (i) indicates that such materials are being furnished to the Commission pursuant to Rule 418 of the Securities Act of 1933, as amended (the “Securities Act”), (ii) requests that all such materials be returned to the Issuer or destroyed upon completion of the Commission’s review and (iii) provides the other information required under Rule 418(b) of the Securities Act. The supplemental materials have been marked to note the relevant supporting data. The Company confirms that none of the supporting materials were prepared specifically for the Company in connection with this offering.

4. Comment: Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: This response shall serve as confirmation that neither the Company nor any person authorized to act on its behalf has engaged in, or intends to engage in, oral or written communications with potential investors in reliance on and pursuant to Section 5(d) of the Securities Act. In addition, the Company further confirms that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act or otherwise by any broker or dealer that will participate in the Company’s public offering.

If at any time in the future the Company, or any person authorized to act on its behalf, determines to rely upon or engage in activities covered by Section 5(d) or Section 2(a)(3) of the Securities Act, the Company hereby agrees and confirms that it shall promptly: (i) inform the Commission of such reliance; (ii) update its response to this Comment 4; and (iii) furnish copies of all such materials to the Commission.

Erin E. Martin

February 3, 2015

5. Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

Response: The Company has analyzed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to its share repurchase program and has determined that the elements of its share repurchase program are consistent with the relief granted by the Division of Corporation Finance in prior no action letters.

6. Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response: The Company has analyzed the applicability of Regulation M to its share repurchase program and has determined that the elements of its share repurchase program are consistent with the class relief granted by the Division of Market Regulation.

7. Comment: We note that you will be conducting a “friends and family” program and that RRE Innovation Office Advisor, LLC purchased 14,814.81 shares of common stock at a discount. Please tell us what consideration you gave to providing disclosure under Item 506 of Regulation S-K or revise accordingly.

Response: The Company acknowledges that, in connection with its organization, on June 25, 2014, the Company issued 14,814.81 shares of its common stock to RRE Innovation Office Advisor, LLC, the Company’s external advisor (the “Advisor”) at a purchase price of $13.50 per share for an aggregate purchase price of $200,000. On December 30, 2014, the Company issued to this sole stockholder a stock dividend of one-half of a share of common stock for each outstanding share of common stock owned. Following this stock dividend, the Advisor, currently owns 22,222 shares of the Company’s common stock (please reference page II-1 of the Registration Statement).

The Company respectfully submits that there is not a “substantial disparity” between the $10.00 public offering price and the adjusted per share price of $9.00 effectively paid by the Advisor, after adjusting the original issue price to account for the stock dividend. The purchase price of $9.00 per share reflects the fact that no dealer manager fees or selling commissions were

Erin E. Martin

February 3, 2015

paid in connection with this issuance, which is similar to the discount that is provided for in the “Plan of Distribution” section of the Prospectus for sales of shares in the Offering to the Advisor and its affiliates. Therefore, with respect to the shares purchased by the Advisor, the Company received the same net proceeds, on a per share basis, as it will receive from sales to the general public in the public offering.

Further, the Company respectfully submits that it is a newly-formed entity with no real estate assets prior to the offering of the Company’s common stock. Therefore, the information required by Item 506 of Regulation S-K would not provide any meaningful information to potential investors prior to the commencement of material operations by the Company. However, in keeping with industry practice among publicly registered, non-listed real estate investment trusts, the Company hereby undertakes to include in its annual report on Form 10-K a determination of the dilution of the net tangible book value of the Company’s shares once the Company commences material operations.

Prospectus Cover Page

8. Comment: Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision.

Response: The Company has revised the cover page of the Registration Statement as requested.

Prospectus Summary, page 1

9. Comment: We note your disclosure that you will target cities that attract a young, creative and educated labor pool and provide an affordable, high quality of life. Please revise to clarify the geographic locations that you will target and provide examples of cities that meet your criteria.

Response: The Company has supplemented the Q&A titled “What is Resource Real Estate Innovation Office REIT, Inc.?” to clarify the geographic locations that the Company will target for property acquisitions and has provided therein examples of cities that meet the Company’s investment criteria. Please see the above-referenced Q&A on page 1 of the Registration Statement.

In addition, the Company confirms that it has revised the disclosures set forth under the sections titled “Investment Strategy” and “Office Building Acquisitions” on pages 91 and 96 of the Registration Statement to provide similar clarification language and examples of cities.

What are your investment objectives, page 3

10. Comment: We note your disclosure that your investment objective is to either seek listing or liquidation within three to seven years after the termination of this offering. Please revise to clarify that you may continue indefinitely.

Erin E. Martin

February 3, 2015

Response: The Company has supplemented the disclosure under the section captioned “What are your investment objectives?” to clarify that the Company may continue indefinitely. Please see the above-referenced Q&A on page 3 of the Registration Statement.

11. Comment: Please revise this Q&A to discuss the conflict that exists due to the fact that your Advisor has incentives to purchase properties using debt since acquisition and asset management fees will increase when your Advisor uses debt to acquire properties. Please also expand this disclosure to clearly state that acquisition fees are based on the contract purchase price and may create an incentive for your Advisor to accept a higher purchase price for those assets or to purchase assets that may not otherwise be in your best interest.

Response: The Company has revised the disclosure under the section captioned “What conflicts of interest will your advisor face?” to include the conflicts that exist due to the Company’s advisor having incentives to purchase properties using debt and to clearly state that the advisor’s acquisition fees are based on the contract purchase price, which may create an incentive for the advisor to accept a higher purchase price for those assets or to purchase assets that may not otherwise be in the Company’s best interest. Please reference page 6 of the Registration Statement.

What is the ownership structure of the company and the Resource Real Estate entities that perform services for you, page 9

12. Comment: Please revise your chart showing the ownership structure of the various Resource Real Estate entities to disclose the percentage ownership your affiliates will have in Resource Real Estate Innovation Office REIT, Inc. or tell us why this is not applicable.

Response: The Company has revised the ownership structure chart to include the requested disclosure. Please reference page 8 of the Registration Statement.

If I buy shares, will I receive distributions and how often, page 17

13. Comment: Please provide a plain English definition of “daily record dates.”

Response: The Company has revised the section captioned “If I buy shares, will I receive distributions and how often?” to include a plain English definition of “daily record dates” and to further clarify how the Company intends to calculate individual payments of distributions. Please reference page 13 of the Registration Statement.

In addition, the Company confirms that it has revised the “Distributions” sections on pages 112 and 143 of the Registration Statement in a similar manner.

Risk Factors, page 25

“We may change our targeted investments, our policies and our operations without stockholder consent,” page 29

14. Comment: We note that your board of directors may change your investment policy without stockholder consent. Please disclose how you intend to notify shareholders of any change to your investment policy.

Erin E. Martin

February 3, 2015

Response: The Company intends to notify its stockholders of any material change to its investment policies by disclosing such changes in a public filing such as a supplement to the Prospectus, a current report on Form 8-K and/or a periodic report on From 10-Q or Form 10-K, as appropriate. In addition, the Company shall also notify it stockholders of all such material changes through the Company’s website and confirms that it shall take any other actions necessary in connection with appropriately notifying its stockholders of any material changes to its investment policies.

Further, with respect to all fundamental changes to the Company’s investment objectives and policies, the Company respectfully directs the Staff to the disclosure set forth under the section titled “Changes in Investment Objectives and Policies,” which states, in part, that “[the Company] will not make any changes in the investment objectives and policies that would constitute a fundamental change without filing a post-effective amendment with the SEC describing such change in investment objectives and policies.” (please see page 109 of the Registration Statement).

“Purchases of common stock by persons affiliated with us or our advisor should not influence investment decisions of independent, unaffiliated investors,” page 31

15. Comment: As currently drafted, this risk factor does not appear to be a risk. Please note that the risk factors section should include a discussion of the most significant factors that make the offering speculative or risky and should not include risks that could apply to any issuer or any offering. Please refer to Item 503(c) of Regulation S-K and revise to clarify the risk to investors or remove.

Response: The Company confirms that it has removed the above-referenced risk factor from the Registration Statement.

Estimated Use of Proceeds, page 65

16. Comment: Please revise your “Estimated Use of Proceeds” table on page 68 to quantify the distribution fee associated with the Class T shares in a footnote or otherwise.

Response: Given the Company’s determination to currently register a single class of common stock, the Company respectfully contends that this comment is no longer applicable. Notwithstanding certain limited discounts, as set forth in the “Plan of Distribution” section, the Company intends to offer shares of common stock, in its primary offering, at an initial price per share of $10.00. The Company confirms that all references to Class A shares and Class T shares have been removed from the Registration Statement.

17. Comment: Please tell us how you determined that it was appropriate to use an 80%/20% split between Class A shares and Class T shares in this disclosure. We note from disclosure elsewhere in the document that the minimum offering may consist of any mix of Class A and Class T shares. We also note that in the section titled Management Compensation on page 84 that you disclose an estimated dollar amount of each type of fee assuming either that all shares sold are Class A or that all are Class T depending on which is most conservative.

Response: For the reasons noted in our response to Comment 16, the Company respectfully contends that this comment is no longer applicable.

Erin E. Martin

February 3, 2015

Management Compensation, page 84

18. Comment: We note that you intend to reimburse your advisor for personnel costs. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor and with respect to reimbursements, please specify any amounts reimbursed for salaries or benefits of a named executive officer. Please also revise your disclosure in the “Compensation to Our Advisor and its Affiliates” section of the Prospectus Summary on page 14.

Response: This confirms that, subject to the limitations in its charter, the Company intends to reimburse the Advisor for certain expenses incurred on the Company’s behalf, which may include the allocable portion of salaries and other employment expenses payable to our named executive officers. The Company does not have any employees and will be externally-managed by the Advisor. None of the Company’s named executive officers are expected to spend 100% of their time on matters relating to the Company, and, therefore, only a portion of the compensation received by such individuals will be as a result of performing activities on behalf of the Company.

In future filings that require disclosure pursuant to Item 402 or Item 404 of Regulation S-K, the Company undertakes that it will disclose the amount of fees and expenses paid or reimbursed to the Advisor, will break out the amounts paid as expense reimbursements to the Advisor, and with respect to such expense reimbursements, will specify any amounts reimbursed for any portion of the salaries or benefits paid to the Company’s named executive officers.

The Company has revised the section captioned “Other Operating Expenses-Advisor or its affiliates” section in the Prospectus Summary to clarify that the Company may reimburse the Advisor for its allocable share of personnel salaries and other employment expenses payable to its named executive officers. Please reference page 11 of the Registration Statement. In addition, the Company confirms that it has revised the “Management Compensation” section on page 78 of the Registration Statement in a similar manner.

Prior Performance Summary, page 124

19. Comment: You disclose that Resource Real Estate has sponsored or co-sponsored eleven programs. However, you then disclose that six of the programs are private and three are public. Please revise to state whether the other two programs are public or private. Also, tell us if the other two programs are included in the totals in the following paragraphs and the table on page 125.

Response: The Company has revised the “Prior Performance Summary” section to include additional, updated information relating to the 11 programs sponsored or co-sponsored by Resource Real Estate. Included within the updated disclosure is the requested information relating to the two programs noted in the Staff’s comment. Please reference the revised disclosures on pages 116 and 117 of the Registration Statement. Further, the Company confirms that, of the 11 programs, eight of the programs are private and three are public, all 11 programs are included in the totals in the following paragraphs and the table set forth under the section “Acquisition Summary” on pg 118 of the Registration Statement.

Part II. Information Not Required in Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-3

Erin E. Martin

February 3, 2015

20. Comment: Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed on EDGAR as correspondence.

Response: Attached to the Registration Statement are “form of” versions of all required exhibits, including the legal and tax opinions.

21. Comment: We note that the exhibit list includes numerous “form of” agreements or other documents, including a “Form of Amended and Restated Articles of Incorporation.” Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please file final versions of all required exhibits as promptly as possible, including the final executed version of the Articles of Incorporation which must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

Response: The Company hereby undertakes to file final, executed agreements, including a final, executed Amended and Restated Articles of Incorporation, prior to the effectiveness of the Registration Statement.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-7986.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

Enclosures

cc:	Shelle Weisbaum, Resource Real Estate Innovation Office REIT, Inc. Jason W. Goode, Alston & Bird LLP Jay V. Shah LLP, Alston & Bird LLP